UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Edgar Template RW

VOLUNTARY WITHDRAWAL OF A REGISTRATION STATEMENT

Signature Leisure, Inc.

(Name of small business issuer in its charter)
Colorado

(State or jurisdiction of
incorporation or organization)
50-0012982

(I.R.S. Employer
Identification Number)
1111 N. Orlando Avenue
Winter Park, Florida 32789
(407) 599-2886

(Address and telephone of principal executive offices)
re:	Signature Leisure, Inc.
Registration Statement on Form SB-2
Filed June 23, 2003
File # 333-106364

Signature Leisure, Inc. hereby withdraws its SB-2 Registration Statement filed with the Securities and Exchange Commission on June 23, 2003. Signature Leisure, Inc. withdraws its SB-2 Registration Statement as being in the best interests of its current investors and the public. The company may file a new registration at a later time.

\S\ Stephen W. Carnes

Stephen W. Carnes, President
Signature Leisure, Inc.

Dated: April 30, 2004